

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 25, 2009

Mr. Daniel J. Samela, Chief Executive Officer
Magellan Petroleum Corporation
10 Columbus Boulevard
Hartford, Connecticut 06106

> **Re:** **Magellan Petroleum Corporation**
> **Form 10-K for Fiscal Year Ended June 30. 2008**
> **Filed September 25, 2008**
> **File No. 1-5507**

Dear Mr. Samela:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Chris White
Branch Chief